

Mail Stop 3720

March 5, 2008

<u>**Via U.S. Mail and Fax 305-856-8190**</u>
Mr. Manuel D. Medina
President and Chief Executive Officer
Terremark Worldwide, Inc.
2601 S. Bayshore Drive
Miami, Florida 33133

RE: **Terremark Worldwide, Inc.**
Form 10-K for Fiscal Year Ended March 31, 2007
Filed June 15, 2007
File No. 001-12475

Dear Mr. Medina:

The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director